UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81831 / October 5, 2017

Admin. Proc. File Nos. 3-17941

In the Matter of

AXESSTEL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Axesstel, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Axesstel, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Axesstel, Inc., is revoked. The revocation is effective as of October 6, 2017.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Axesstel, Inc.,* Initial Decision Release No. 1152 (July 6, 2017), 117 SEC Docket 02, 2017 WL 2908015. The stock symbol and Central Index Key number for Axesstel, Inc., is AXST and 1092492.

INITIAL DECISION RELEASE NO. 1152
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17941

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
AXESSTEL, INC.	:	July 6, 2017

APPEARANCES: James E. Smith and Adam B. Gottlieb for the Division of Enforcement, Securities and Exchange Commission

John P. Stigi III, of Sheppard, Mullin, Richter & Hampton LLP, for Respondent Axesstel, Inc.

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondent Axesstel, Inc. The revocation is based on Respondent's repeated failure to file required periodic reports with the Securities and Exchange Commission. Axesstel represented that it does not plan to return to compliance but rather to withdraw its registration in the future after a going-private transaction.

I. BACKGROUND

The Commission initiated this proceeding on April 24, 2017, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Axesstel's Response, dated May 31, 2017, to an Order to Show Cause was accepted as its Answer to the OIP; pursuant to 17 C.F.R. § 201.250, the Division of Enforcement timely filed a motion for a ruling on the pleadings and summary disposition; Respondent, an opposition; and the Division a reply.[1]

This Initial Decision is based on Axesstel's Answer to the OIP, the Division's motion, Axesstel's opposition, the Division's reply, and the Commission's public official records

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[1] *See Axesstel, Inc.*, Admin. Proc. Rulings Release No. 4849, 2017 SEC LEXIS 1614 (A.L.J. June 2, 2017).

concerning Axesstel, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250(b). Any other facts in Axesstel's pleadings have been taken as true, in light of the Division's burden of proof. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

II. FINDINGS OF FACT

Axesstel, Inc. (CIK No. 1092492),[2] is a Nevada corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Official Notice. The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2013. Official Notice; Ans. at 1; Opp. at 1. As of July 5, 2017, OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. had discontinued the display of quotes for the company's common stock (symbol "AXST"); OTC's website currently displays a Caveat Emptor/Grey Market warning, illustrated with a skull and crossbones, for AXST common stock. *See* http://syndicate.pinksheets.com/stock/AXST/quote (last visited July 5, 2017), of which official notice is taken pursuant to 17 C.F.R. § 201.323.

Axesstel failed to make its periodic filings because of financial hardship. Ans. at 1; Opp. at 1. It is negotiating a going-private transaction with a prospective Chinese buyer who has business connections with several of Axesstel's largest creditors in China. Ans. at 1-2; Opp. at 1-2. Axesstel plans to file a Form 15 Certification and Notice of Termination of Registration to terminate the registration of its stock. Ans. at 1-2; Opp. at 1-2. Axesstel anticipates that the tender offer will commence in June 2017 and be completed in July or August 2017. Ans. at 2; Opp. at 2. The company believes that revocation would impede the efficient completion of this process. Ans. at 2; Opp. at 2-3. As of this date, however, no Form 15 has been filed. Official Notice.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007). Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 193 n.12 (1976); *see SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). It is undisputed that Axesstel failed to file its required periodic reports for any period after the quarter ended

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

September 30, 2013. Accordingly, Axesstel violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.[3]

IV. SANCTION

The Division requests that the registration of Axesstel's securities be revoked.[4] In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.*, at*19-20 & n.27 (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)).

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

Axesstel's violations were recurrent in that it has repeatedly failed to file periodic reports. Moreover, the company has disavowed any intention to file past-due and current periodic reports or to file reports for future periods. Regarding the negative impact of revocation on current investors, while both current and prospective investors are harmed by the lack of current, accurate financial information about an issuer, the interests of existing investors must not take precedence over those

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[3] The OIP also alleges that Axesstel violated Exchange Act Rule 13a-11, which requires domestic issuers to file Forms 8-K upon the occurrence of certain events. However, the Division did not address this allegation in its motion for summary disposition.

[4] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, to address the company's reporting violations are revocation or suspension of the registration of its securities.

of prospective investors. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *32 (Jan. 21, 2009); *America's Sports Voice*, 2007 SEC LEXIS 1241, at *15; *Gateway*, 2006 SEC LEXIS 1288, at *31.

        In sum, the investing public, including current shareholders, does not have – and never will have – access to complete past and current financial information. Revocation accords with Commission sanction considerations set forth in *Gateway*, at *19-20, and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011), *recons. denied*, Exchange Act Release No. 65118, 2011 SEC LEXIS 2839 (Aug. 12, 2011); *Nature's Sunshine Prods., Inc.*, 2009 SEC LEXIS 81; *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, 2007 SEC LEXIS 1241; *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondent's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

V. ORDER

        IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Axesstel, Inc., is REVOKED.

        This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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                                Carol Fox Foelak
                                Administrative Law Judge